1933 Act File No.: 333-278692

1940 Act File No.: 811-21056

CIK No.: 2015383

Securities and Exchange Commission

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2238

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Scott Colyer	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	320 South Canal Street, 27th Floor
Monument, Colorado 80132	Chicago, Illinois 60606

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add an amended and restated exhibit 3.1 to the previously effective Registration Statement by removing the previously filed Exhibit 3.1 and replacing it with Exhibit 3.1 filed herewith. Accordingly, this Amendment consists only of a facing page, this explanatory note and Exhibit 3.1 to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d), this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Contents of Post-Effective Amendment

to Registration Statement

This Post-Effective Amendment to the Registration Statement comprises the following:

The facing sheet

Amended and Restated Exhibit 3.1 (Opinion and Consent of Counsel)

The signatures

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2238 certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 462(d) under the Securities Act of 1933 and has duly caused this Post Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on July 30, 2024.

Advisors Disciplined Trust 2238

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 30, 2024 by the following persons in the capacities indicated.

SIGNATURE	TITLE
Scott I. Colyer	Director of Advisors Asset	)
	Management, Inc.	)
Lisa A. Colyer	Director of Advisors Asset	)
	Management, Inc.	)
Christopher T. Genovese	Director of Advisors Asset	)
	Management, Inc.	)
Bart P. Daniel	Director of Advisors Asset	)
	Management, Inc.	)
Clifford D. Corso	Director of Advisors Asset	)
	Management, Inc.	)
Matt Lloyd	Director of Advisors Asset	)
	Management, Inc.	)
Jefferey Opie	Executive Vice President and	)
	Chief Financial officer of	)
	Advisors Asset	)
	Management, Inc.	)

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner, Attorney-in-Fact*
*	An executed copy of the related powers of attorney were filed with the Securities and Exchange Commission as Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2227 (File No. 333-277525) as filed on May 17, 2024 and the same is hereby incorporated herein by reference.